UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---


                           PRINCETON VIDEO IMAGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    742476104
                                    ---------
                                 (CUSIP Number)

                                  Eduardo Sitt
                       [Presencia en Medios, S.A. de C.V.
                                 Palmas #735-206
                                Mexico, DF 11000
                                     Mexico
                                 (525) 202-2383]

                                 With a copy to
                                 Joseph A. Stern
                      Fried Frank Harris Shriver & Jacobson
                               One New York Plaza
                             New York, NY 10004-1980
                                 (212) 859-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 8, 2001
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742476-10-4            13D            Page 2 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Presencia en Medios, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC; OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,919,531

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,454,299

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,919,531

                10  SHARED DISPOSITIVE POWER

                    3,454,299

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,373,830

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.9%

14  TYPE OF REPORTING PERSON*

    OO

CUSIP No. 742476-10-4           13D                Page 3 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Presence in Media LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,454,299

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    3,454,299

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,454,299

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.1%

14  TYPE OF REPORTING PERSON*

    OO

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 (the "Common Stock"), of Princeton Video Image, Inc. (the "Issuer" or "Princeton Video Image"), and amends the
Schedule 13D filed on October 1, 2001.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended by adding the following paragraph:

          On November 8, 2001, Princeton Video Image issued and sold 615,385 shares of Common Stock (the "Shares") to Presencia for consideration of $3.25 per share. The aggregate consideration paid by Presencia for the Shares was $2,000,001, consisting of a wire transfer to Princeton Video Image's bank account in the amount of $615.39 and the delivery to Princeton Video Image of a promissory note in the principal amount of $1,999,385.61, due November 15, 2001 (the "Promissory Note").

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by adding the following paragraphs:

          Pursuant to a Stock Purchase Agreement, dated November 8, 2001, by and between Princeton Video Image and Presencia (the "Stock Purchase Agreement"), Presencia purchased the Shares from the Issuer at a purchase price of $3.25 per share. Under the Stock Purchase Agreement, the parties acknowledged that each such party shall have certain rights and obligations relating to the Shares as provided in the Registration Rights Agreement and the Shareholders Agreement. In addition, under the Stock Purchase Agreement, the Issuer represented and warranted (i) that the Shares constitute Registrable Securities (as defined in the Registration Rights Agreement) under the Registration Rights Agreement and the Purchaser shall be entitled to all rights under the Registration Rights Agreement with respect to the Shares and (ii) that the Shares constitute shares of PVI Common Stock (as such term is defined under the Reorganization Agreement) for purposes of the right to participate in sales of securities of the Issuer in the future and the right to board representation. The Stock Purchase Agreement, including the Promissory Note as an exhibit thereto, is attached as Exhibit E.

          On November 8, 2001, David Sitt and Roberto Sonabend were elected by the board of directors of the Issuer to serve as interim co-Chief Executive Officers of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The introduction to Item 5 is amended as follows:

          The percentages set forth in this Item 5 are based on 17,128,643 shares of Common Stock outstanding, consisting of (i) 16,513,258 shares of Common Stock outstanding, as reported in the Issuer's Amended Annual Report on Form 10-K for the year ended June 30, 2001, filed October 29, 2001, and
(ii) the issuance by the Issuer of 615,385 shares of Common Stock pursuant to the Stock Purchase Agreement.

          (a)   The first paragraph of Item 5(a) is amended as follows:

          Presencia directly beneficially owns 1,336,711 shares of Common Stock and warrants to purchase 582,820 shares of Common Stock, and may also be deemed to indirectly beneficially own 2,544,435 shares of Common Stock and warrants to purchase 909,864 shares of Common Stock held by Presence in Media, resulting in beneficial ownership of 5,373,830 shares of Common Stock, or approximately 28.9% of the outstanding Common Stock.

          (b)   The first sentence of Item 5(b) is amended as follows:

          Presencia has sole power to vote and dispose of 1,919,531 shares of Common Stock and shared power to vote and dispose of 3,454,299 shares of Common Stock.

          (c)   Item 5(c) is amended in its entirety as follows:

          As more fully discussed in Item 4, on November 8, 2001, Presencia purchased 615,385 shares of Common Stock from the Issuer for $3.25 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended by adding the following Exhibits:

          Exhibit E:
          ---------

          Stock Purchase Agreement, dated as of November 8, 2001, by and between Presencia and the Issuer.

                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2001

                                PRESENCIA EN MEDIOS, S.A. DE C.V.

                                By:/s/ David Sitt
                                   -------------------------------------
                                   Name:  David Sitt
                                   Title: Director General


                                PRESENCE IN MEDIA LLC
                                By: Presencia en Medios, S.A. de C.V.,
                                    its sole member

                                By:/s/ David Sitt
                                   -------------------------------------
                                   Name: David Sitt

                                 Appendix 1
                                 ----------

                           Joint Filing Agreement
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).


Dated:  November 13, 2001
                                PRESENCIA EN MEDIOS, S.A. DE C.V.

                                By:/s/ David Sitt
                                   -------------------------------------
                                   Name:  David Sitt
                                   Title: Director General


                                PRESENCE IN MEDIA LLC
                                By: Presencia en Medios, S.A. de C.V.,
                                    its sole member

                                By:/s/ David Sitt
                                   -------------------------------------
                                   Name: David Sitt